02019561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-20-02

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RECEIVED
MAR 15 2002
SEC MAIL PROCESSING SECTION
366

SEC FILE NUMBER
8- 45684

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walsh Partners Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 Granite Street
(No. and Street)

Braintree	Massachusetts	02184-5366
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Walsh — 781-356-2880 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 05 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion. is contained in this Report*

Kanter Troy Orleans & Wexler, LLP
(Name - if individual, state last, first, middle name)

109 State Street	Boston	Massachusetts	02109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Walsh Partners Capital Corporation, as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified, soley as that of a customer, except as follows:

JANICE L. McGRATH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 22, 2007

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).

KANTER TROY ORLEANS & WEXLER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Walsh Partners Capital Corporation
Braintree, Massachusetts

We have audited the accompanying statement of financial condition of Walsh Partners Capital Corporation as of December 31, 2001, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walsh Partners Capital Corporation as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kanter Troy Orleans & Wexler LLP

February 27, 2002

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$145,709
Prepaid expenses	4,334
Investment	-
Total assets	$150,043

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other	$ 9,105
Accrued profit sharing plan contribution	25,500
Total liabilities	34,605
Shareholder's equity:	
Common stock:	
Class A, $.01 par; 1,000 shares authorized; 980 shares issued and outstanding	14,700
Class B, non-voting; $.01 par; 1,000 shares authorized; 20 shares issued and outstanding	300
	15,000
Additional paid-in capital	4,000
Retained earnings	97,438
Less 20 shares of Class B common stock held in treasury, at cost	(1,000)
Total shareholder's equity	$115,438
Total liabilities and shareholder's equity	$150,043

See notes to financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues	$560,649
Expenses:	
Salaries	267,568
Taxes, payroll	8,916
Administrative services	108,000
Dues	7,558
Equipment rental	5,036
Insurance and bonding	14,813
Office	71,187
Professional fees	16,415
Profit sharing plan	25,500
Total expenses	524,993
Operating income	35,656
Other income (loss):	
Interest income	6,346
Realized gains on sales of investments	29,251
Unrealized loss on investment	(46,636)
	(11,039)
Net income	$ 24,617

See notes to financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 24,617
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investment	46,636
Realized gains on sales of investment	(29,251)
Changes in operating assets and liabilities:	
Prepaid expenses	(330)
Accrued expenses and other	5,085
Total adjustments	22,140
Net cash provided by operations	46,757
Cash flows from investing activities:	
Purchase of investment	(3,570)
Repayments under loan receivable	38,500
Proceeds from sales of investments	33,304
Net cash provided by investing activities	68,234
Cash flows from financing activities:	
Distribution to shareholder	(107,519)
Acquisition of treasury stock	(1,000)
Net cash used by financing activities	(108,519)
Net increase in cash	6,472
Cash, beginning of year	139,237
Cash, end of year	$145,709

See notes to financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common stock, Class A	Common stock, Class B	Additional paid-in capital	Retained earnings	Treasury stock	Total
Balance, January 1, 2001	$14,700	$300	$4,000	$180,340	$ -	$199,340
Net income for the year	-	-	-	24,617	-	24,617
Distribution to shareholder	-	-	-	(107,519)	-	(107,519)
Redemption of common stock	-	-	-	-	(1,000)	(1,000)
Balance, December 31, 2001	$14,700	$300	$4,000	$ 97,438	($1,000)	$115,438

See notes to financial statements.

WALSH PARTNERS CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:

Nature of business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and National Futures Association. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The Company acts as a marketing representative for several venture capital limited partnerships and markets the limited partnership interests to institutional investors. The Company's agreements vary but generally provide for the Company to receive its commission when the funds are taken down by the limited partnership. It is the Company's policy to recognize the commission income when funds have been transferred to the limited partnership.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company has elected to be treated as an "S" Corporation for income tax purposes and the shareholder has consented to include the Company's income or loss on his individual income tax return.

2. Investment:

The Company has an investment in the general partner of a limited partnership whose purpose is to achieve a superior long-term return for its partners. The limited partnership provides capital for early-stage companies in emerging markets, primarily located in the eastern United States.

2. Investment (continued):

The limited partnership values its investments at their estimated fair market value as determined by the general partner; the valuation is reviewed and approved by the Advisory Committee of the limited partnership. Securities for which there is no market quotation are valued at estimated fair value based on the entities' current financial position, current and historic operating results, costs of securities held, the price of the last financing round and other factors affecting value. Freely tradable securities for which a market is readily available are valued on a ten day average and restricted securities of publicly-held companies are valued at a discount from the market price depending on circumstances. For the year 2001 the Company had a net unrealized loss of $46,636 and realized gains of $29,251. As of December 31, 2001, the estimated fair value of this investment is zero.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $110,914 which was $80,914 in excess of its net capital required of $30,000.

4. Shareholder's equity:

During 2001, the Company repurchased 20 shares of Class B common stock from one of its shareholders for $1,000. The shares are held in treasury.

5. Related parties:

Revenues

Revenues include $210,000 received from an entity under common control for services provided during 2001.

Administrative expenses

During 2001, the Company paid $108,000 to an entity under common control for administrative services.

6. Profit sharing plan:

The Company has adopted the profit sharing plan of an affiliate as a participating employer for the benefit of eligible employees. The plan provides that the Company shall make contributions as the Board of Directors shall determine on or before December 31st of each year.

The contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code.

7. Concentration of risk:

Revenues

Approximately 65% of the Company's revenues were derived from two accounts including an entity under common control (Note 5).

Cash

On occasion, the Company maintains cash balances in excess of federally-insured limits.

SUPPLEMENTARY INFORMATION

SCHEDULE I
WALSH PARTNERS CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net capital	
Total shareholder's equity qualified for net capital	$115,438
Deductions and/or charges:	
Non allowable assets:	
Prepaid expenses	4,334
Net capital before haircuts on securities position	111,104
Haircuts on securities:	
Money market funds	(190)
Net capital	$110,914
Aggregate indebtedness	$ 34,605
Computation of basic net capital requirement	
Minimum net capital required	$ 30,000
Ratio aggregate indebtedness to net capital	31%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$110,914
Net audit adjustments:	
None	-
Net capital per above	$110,914

SCHEDULE II

WALSH PARTNERS CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Walsh Partners Capital Corporation
Braintree, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Walsh Partners Capital Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kanter Troy Orleans & Wexler LLP

February 27 , 2002

WALSH PARTNERS CAPITAL CORPORATION
SEC FILE NO.: 8-45684
FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2001

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

WALSH PARTNERS CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS